                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9
                                (Amendment No.1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)

                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                       (Name of Persons Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

ITEM 1. SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest of Riverside Park Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), with its business address located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 2. TENDER OFFER OF THE BIDDER

                  This Statement relates to a tender offer for units of the Partnership by MP Income Fund 15, LLC; MP Income Fund 12, LLC; Accelerated High Yield Institutional Investors, Ltd.; Accelerated High Yield Institutional Fund, Ltd.; Moraga Fund I, L.P.; and Moraga Gold, LLC (the "Bidders"), with their business addresses located at 1640 School Street, Moraga, California 94556.

ITEM 3. IDENTITY AND BACKGROUND

         (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b)      Not applicable.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         (a), (b) The information in the Offer to Purchase of AIMCO Properties, L.P. (the "Offer to Purchase") and the Supplement to the Offer to Purchase, dated June 29, 1999, copies of which are included as Exhibits
         (a)(2) and (a)(4) hereto, respectively, under "The Offer -- Section 10. Position of the General Partner of Your Partnership With Respect to the Offer" is incorporated herein by reference. The information in the Supplement to the Offer to Purchase, dated July 7, 1999, a copy of which is included as Exhibit (a)(5) hereto, is also incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Not applicable.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) The information set forth in the Offer to Purchase under "The Offer -- Section 13. Certain Information Concerning Your Partnership-- Beneficial Ownership of Interests in Your Partnership" is incorporated herein by reference.

         (b) AIMCO Properties, L.P., an affiliate of the Partnership, is making a tender offer for units in the Partnership. The information in the Offer to Purchase and Supplements, dated June 29 and July 27, 1999 (collectively the "Supplements'), is incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) -  (b)    The information in the Supplements is hereby incorporated
                       herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

                  The Offer to Purchase and the Supplements are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         (a)(1)   Letter to Limited Partners, dated July 14, 1999.

         (a)(2)   Offer to Purchase, dated May 13, 1999 (Exhibit (a)(1) to the
                  Schedule 14D-1 of AIMCO Properties, L.P., dated May 13, 1999, is incorporated herein by reference).

         (a)(3) Letter of Transmittal, dated June 29, 1999 (Exhibit (a)(2) to Amendment No. 1 to the Schedule 14D-1 of AIMCO Properties, L.P., dated June 29, 1999 is incorporated herein by reference).

         (a)(4)   Supplement to Offer to Purchase, dated June 29, 1999 (Exhibit
                  (a)(4) to Amendment No. 1 to the Schedule 14D-1 of AIMCO Properties, L.P., dated June 29, 1999 is incorporated herein by reference).

         (a)(5)   Supplement to Offer to Purchase, dated July 7, 1999 (Exhibit
                  (a)(5) to Amendment No. 2 to the Schedule 14D-1 of AIMCO Properties, L.P., dated July 7, 1999 is incorporated herein by reference).

         (b)      Not Applicable.

         (c)      Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 1999


                                        RIVERSIDE PARK ASSOCIATES
                                        LIMITED PARTNERSHIP
                                        a Delaware limited partnership


                                        By:      WINTHROP FINANCIAL
                                                 ASSOCIATES LIMITED PARTNERSHIP
                                                 its General Partner


                                        By:      IPT I, LLC
                                                 its Associate General Partner


                                        By:      /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                  EXHIBIT INDEX



EXHIBIT NO.    DESCRIPTION
-----------    -----------
(a)(1)         Letter to Limited Partners, dated July 14, 1999.

(a)(2)         Offer to Purchase, dated May 13, 1999 (Exhibit (a)(1) to the
               Schedule 14D-1 of AIMCO Properties, L.P., dated May 13, 1999, is incorporated herein by reference).

(a)(3)         Letter of Transmittal, dated June 29, 1999 (Exhibit (a)(2) to
               Amendment No. 1 to the Schedule 14D-1 of AIMCO Properties, L.P., dated June 29, 1999 is incorporated by reference).

(a)(4)         Supplement to Offer to Purchase, dated June 29, 1999 (Exhibit
               (a)(4) to Amendment No. 1 to the Schedule 14D-1 of AIMCO
               Properties, L.P., dated June 29, 1999 is incorporated by reference).

(a)(5)         Supplement to Offer to Purchase, dated July 7, 1999 (Exhibit
               (a)(5) to Amendment No. 2 to the Schedule 14D-1 of AIMCO
               Properties, L.P., dated July 7, 1999 is incorporated herein by reference).

(b)            Not Applicable.

(c)            Not Applicable.